Exhibit 12

H-Lines Finance Holding Corp.

Computation of Ratio of Earnings to Fixed Charges

				Total for Year Ended December 21,	Total for Year Ended December 26,
	Year Ended December,
	2000	2001	2002	2003	2004
	($ in thousands)
Pretax income (loss)	$(8,105)	$28,244	$35,458	$24,728	$26,458
Fixed charges	20,016	13,638	7,133	13,463	26,057
Rentals	30,427	29,412	26,674	25,993	26,193

Total fixed charges	50,443	43,050	33,807	39,456	52,250

Pretax earnings plus fixed charges	42,338	71,294	69,265	64,184	78,708
Ratio of earnings to fixed charges	—	1.66x	2.05x	1.63x	1.51x